NOTICE TO SHAREHOLDERS

FOR THE THREE AND NINE MONTHS ENDED
DECEMBER 31, 2005

MOUNTAIN PROVINCE DIAMONDS INC.

Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements for Mountain Province Diamonds Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the March 31, 2005 audited consolidated financial statements. Only changes in accounting information have been disclosed in these consolidated financial statements. These consolidated statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the consolidated financial statements, management is satisfied that these consolidated financial statements have been fairly presented.

Auditors' involvement

The auditors of Mountain Province Diamonds Inc. have not performed a review of the unaudited consolidated financial statements for the three and nine months ended December 31, 2005 and December 31, 2004.

Mountain Province Diamonds Inc. Consolidated Balance Sheets (Prepared by Management)
	December 31, 2005 (Unaudited)	March 31, 2005 (Audited)
Assets

Current
Cash and cash equivalents	$804,631	$1,001,104
Accounts receivable	57,759	26,324
Marketable securities	71,392	71,392
Advances and prepaid expenses	16,751	36,879
	950,533	1,135,699
Long-term investment	1,400,000	2,480,000
Mineral properties	1,552,553	1,552,553
Deferred exploration costs (Note 4)	30,929,049	30,865,670
Equipment (Note 2)	3,419	4,235

	$34,835,554	$36,038,157
Liabilities and Shareholders' Equity

Current
Accounts payable and accrued liabilities	$157,571	$94,976
Shareholders' equity
Share capital (Note 3(b))	57,934,913	57,607,786
Contributed surplus (Note 5)	426,898	257,925
Deficit	(23,683,828)	(21,922,530)
	34,677,983	35,943,181
	$34,835,554	$36,038,157

The accompanying notes are an integral part of the unaudited consolidated financial statements.

Mountain Province Diamonds Inc.
Consolidated Statements of Operations and Deficit (Prepared by Management)
(Unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2005	2004	2005	2004

Expenses
Annual meeting	$-	$-	$43,731	$43,406
Capital taxes reversal	-	-	(5,307)	-
Amortization	266	714	816	2,140
Consulting fees	82,243	28,947	167,497	97,159
Directors' fees and honorarium	-	-	-	2,700
Interest and bank charges	153	111	414	738
Office and miscellaneous	2,161	6,948	53,566	65,638
Professional fees	6,538	44,755	93,479	177,421
Promotion and investor relations	765	4,778	32,085	7,284
Regulatory and filing fees	13,608	2,487	44,082	13,186
Rent	2,687	4,775	12,558	14,160
Salaries and benefits	3,761	3,799	13,217	11,711
Transfer agent and shareholder
information	2,467	12,091	19,794	18,670
Travel	21,952	5,260	36,195	20,929
Stock-based compensation (Note 5)	180,000	-	180,000	-

Net loss for the period before the
undernoted	(316,601)	(114,665)	(692,127)	(475,142)
Interest income	5,614	11,251	6,280	12,056
Gain/(loss) on foreign exchange	(720)	3,430	4,549	3,310
Gain on disposition of mineral
properties	-	-	-	39,000
Write-down of long-term investment	-	-	(1,080,000)	-

Net loss for the period	(311,707)	(99,984)	(1,761,298)	(420,776)

Deficit, beginning of period	(23,372,121)	(23,699,666)	(21,922,530)	(23,378,874)

Deficit, end of period	$(23,683,828)	$(23,799,650)	$(23,683,828)	$(23,799,650)

Loss per common share (Note 8)	$0.01	$0.00	$0.03	$0.01

Weighted average number of
common shares outstanding	52,807,450	51,331,283	52,718,482	51,802,542

The accompanying notes are an integral part of the unaudited consolidated financial statements.

Mountain Province Diamonds Inc. Consolidated Statements of Cash Flows (Prepared by Management) (Unaudited)
	Three Months Ended December 31,		Nine Months Ended December 31,
	2005	2004	2005	2004

Cash flows provided by (used in) the
following activities

Operating activities
Net loss for the period	$(311,707)	$(99,984)	$(1,761,298)	$(420,776)
Items not requiring an outlay of cash
Amortization	266	714	816	2,140
Write-down of long-term
investment	-	-	1,080,000	-
Stock-based
compensation (Note 5)	180,000	-	180,000	-
Gain on disposition of mineral
properties	-	-	-	(39,000)
Changes in non-cash items
Accounts receivable	(2,246)	(2,635)	(31,435)	(1,803)
Advances and prepaid expenses	11,151	(2,489)	20,128	(3,171)
Accounts payable and accrued
liabilities	86,501	(90,198)	62,595	(203,027)
Due to a related party	-	(39,645)	-	-
	(36,035)	(234,237)	(449,194)	(665,637)
Investing activities
Deferred exploration costs	(3,220)	(27,491)	(63,379)	(33,500)
Financing activities
Shares issued for cash	105,000	699,409	316,100	954,911
Change in cash and cash equivalents
during the period	65,745	437,681	(196,473)	255,774

Cash and cash equivalents,
beginning of the period	738,886	732,587	1,001,104	914,494
Cash and cash equivalents,
end of the period	$804,631	$1,170,268	$804,631	$1,170,268

The accompanying notes are an integral part of the unaudited consolidated financial statements.

Mountain Province Diamonds Inc.

Notes to the Consolidated Financial Statements (Prepared by Management)

For the Three and Nine Months ended December 31, 2005

(Unaudited)

1.

NATURE OF OPERATIONS AND BASIS OF PRESENTATION

On November 1, 1997, Mountain Province Mining Inc. and 444965 B.C. Ltd. amalgamated and continued as Mountain Province Mining Inc. under the Company Act (British Columbia). During the year ended March 31, 2001, Mountain Province Mining Inc. changed its name to Mountain Province Diamonds Inc. (the "Company" or "Mountain").

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Company and/or its mineral property partners to complete exploration and development and discover economically recoverable reserves and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized to date.

The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information.  Accordingly, they do not include all of the information and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements.  In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.  Operating results for the three and nine month periods ended December 31, 2005 may not necessarily be indicative of the results that may be expected for the year ending March 31, 2006.

The consolidated balance sheet at March 31, 2005 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual consolidated financial statements.  The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual consolidated financial statements for the year ended March 31, 2005.  For further information, refer to the consolidated financial statements and notes thereto included in the Company's annual consolidated financial statements for the year ended March 31, 2005.

Comparative figures for the December 31, 2004 unaudited consolidated financial statements have been reclassified to conform with the presentation of the December 31, 2005 unaudited consolidated financial statements.

2.

EQUIPMENT

	Cost	Amortization	December 31, 2005 (Unaudited)	March 31, 2005 (Audited)

Furniture	$11,088	$(9,379)	$1,709	$2,009
Equipment	4,065	(4,065)	-	17
Computers	14,584	(12,874)	1,710	2,209

	$29,737	$(26,318)	$3,419	$4,235

Mountain Province Diamonds Inc.

Notes to the Consolidated Financial Statements (Prepared by Management)

For the Three and Nine Months ended December 31, 2005

(Unaudited)

3.

SHARE CAPITAL

(a)

Authorized

Unlimited number of common shares without par value

(b)

Issued

Common shares	Number of Shares	Amount
Balance, March 31, 2005 (Audited)	52,610,847	$57,607,786
Exercise of stock options - cash	240,000	316,100
Black-Scholes valuation on exercise of stock options	-	11,027
Balance, December 31, 2005 (Unaudited)	52,850,847	$57,934,913

4.

DEFERRED EXPLORATION COSTS

	March 31,		December 31,
	2005	Additions	2005
	(Audited)		(Unaudited)

Gahcho Kué Project (1)(2)	$30,865,670	$63,379	$30,929,049

(1) Refer to Supplement I of the December 31, 2005 unaudited consolidated interim financial statements for a breakdown of material costs.  For a description of this property, refer to Note 5 of the audited consolidated financial statements for the year ended March 31, 2005.

(2) On November 29, 2005, De Beers Canada Inc., the Company's operating partner of the Gahcho Kué Joint Venture, filed an application with the Mackenzie Valley Land and Water Board for the permits required to construct and operate a diamond mine at Gahcho Kué.

5.

STOCK OPTIONS

The following table reflects the continuity of stock options during the period:

	Stock Options	Weighted Average Exercise Price

Balance, March 31, 2005 (Audited)	1,325,000	$1.48
Exercised	(240,000)	1.32
Granted (1)	100,000	2.63
Balance, December 31, 2005 (Unaudited)	1,185,000	$1.59

(1) On November 1, 2005, the Company granted 100,000 stock options to the new President and CEO of the Company at a exercise price of $2.63, expiring November 1, 2010. The fair value of these stock options were estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield - 0%, volatility - 84%, risk-free interest rate - 3.87% and expected life of 5 years. The estimated fair value of $180,000 has been charged to the consolidated statements of operations and deficit with the corresponding amount credited to contributed surplus.

Mountain Province Diamonds Inc.

Notes to the Consolidated Financial Statements (Prepared by Management)

For the Three and Nine Months ended December 31, 2005

(Unaudited)

5.

STOCK OPTIONS (Continued)

As at December 31, 2005, the Company had the following stock options outstanding:

Date of	Black-Scholes	Number of	Exercise
Grant	Value ($)	Options	Price ($)	Expiry Date

May 11, 2001	-	290,000	1.25	May 11, 2006
May 11, 2001	-	490,000	1.50	May 11, 2006
December 21, 2001	-	50,000	0.67	December 21, 2006
October 21, 2002	33,079	30,000	1.36	October 21, 2007
March 21, 2003	24,419	25,000	2.06	March 21, 2008
October 1, 2004	189,400	200,000	1.96	October 1, 2009
November 1, 2005	180,000	100,000	2.63	November 1, 2010

	426,898	1,185,000

The following is a continuity of contributed surplus for the nine months ended December 31, 2005:

Contributed
Surplus

Balance, March 31, 2005 (Audited)	$257,925
Stock options exercised	(11,027)
Stock options granted	180,000
Balance, December 31, 2005 (Unaudited)	$426,898

6.

RELATED PARTY TRANSACTIONS

(a) Included in consulting fees during the nine months ended December 31, 2005 was $84,900 (2004 - $87,946) paid to a director of the Company and $nil (2004 - $4,050) accrued or paid to the Chairman of the Board.

(b) $18,000 (2004 - $27,000) was accrued or paid to a company owned by a director of the Company for corporate secretarial and accounting services.

(c) $22,500 (2004 - $nil) was accrued or paid to the new President and CEO of the Company for services rendered.

(d) All parties in Note 6(a), Note 6(b) and Note 6(c) were paid out of pocket expenses which occurred in the normal course of business.

Mountain Province Diamonds Inc.

Notes to the Consolidated Financial Statements (Prepared by Management)

For the Three and Nine Months ended December 31, 2005

(Unaudited)

7.

INCOME TAXES

The estimated taxable income for the period is $nil. Based upon the level of historical taxable income, it cannot be reasonably determined if the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance. This estimated taxable temporary difference valuation allowance will be adjusted in the period that it can be determined that it is more likely than not that some or all of the future tax assets or future tax liabilities will be realized.

For further information about the Company's losses for tax purposes, refer to the audited consolidated March 31, 2005 financial statements. The benefits of these losses and the estimated loss for the period are not recognized in these consolidated unaudited interim financial statements.

8.

LOSS PER SHARE (LPS)

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted loss per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of stock options, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for stock options. The effect of potential issuances of shares under stock options would be anti-dilutive, and accordingly basic and diluted LPS are the same.

9.

SUBSEQUENT EVENT

Subsequent to December 31, 2005, the Company received $108,750 from the exercise of 75,000 stock options.

10.

RECONCILIATION TO UNITED STATES GAAP

The effect of the differences between generally accepted accounting principles in Canada (“Canadian GAAP") and US GAAP (including practices prescribed by the US Securities and Exchange Commission) are included in the tables below:

(i) Total assets, under Canadian GAAP, at December 31, 2005	$34,835,554
Adjustment for mineral property acquisition and deferred exploration costs	(32,481,602)
Adjustment for change in fair value of available for sale marketable securities 87,012	87,012

Total assets, under US GAAP, at December 31, 2005	$2,440,964

Mountain Province Diamonds Inc.

Notes to the Consolidated Financial Statements (Prepared by Management)

For the Three and Nine Months ended December 31, 2005

(Unaudited)

10.

RECONCILIATION TO UNITED STATES GAAP (Continued)

(ii) Share capital:

Share capital, under Canadian GAAP, at December 31, 2005	$57,934,913
Adjustment for fair value of employee and director options exercised prior to adoption of new accounting standard (Note 10(b) of the audited March 31, 2005 consolidated financial statements) and transferred to share capital	(20,314)
Adjustment for fair value of employee and director options exercised
prior to adoption of new accounting standard and transferred to share capital	(11,027)
Total share capital, under US GAAP, at December 31, 2005	$57,903,572
(iii) Accumulated other comprehensive income for US GAAP purposes:
Adjustment for change in fair value of available for sale
marketable securities	$87,012
(iv) Contributed surplus:
Contributed surplus, under Canadian GAAP, at December 31, 2005	$426,898
Adjustment for issuance of employee stock options (Note 10(b)
of the audited March 31, 2005 consolidated financial statements)	(189,400)
Adjustment on adoption of new accounting standard for stock-based compensation (Note 10(b) of the audited March 31, 2005 consolidated
financial statements)	(74,900)
Adjustment for fair value of employee and director options exercised prior to adoption of new accounting standard (Note 10(b) of the audited March 31, 2005 consolidated financial statements) and transferred to share capital	20,314
Adjustment for fair value of employee and director options exercised prior
to adoption of new accounting standard and transferred to share capital	11,027
Adjustment for stock-based compensation (Note 10(b) of the audited
March 31, 2005 consolidated financial statements)	1,704,000
Contributed surplus, under US GAAP, at December 31, 2005	$1,897,939

Mountain Province Diamonds Inc.

Notes to the Consolidated Financial Statements (Prepared by Management)

For the Three and Nine Months ended December 31, 2005

(Unaudited)

10.

RECONCILIATION TO UNITED STATES GAAP (Continued)

(v) Deficit:

Deficit, under Canadian GAAP, at December 31, 2005	$(23,683,828)
Adjustment for mineral property acquisition costs and deferred exploration	(32,481,602)
Issuance of stock options (Note 10(b) of the audited March 31, 2005
consolidated financial statements)	189,400
Adjustment on adoption of new accounting standard for stock-based compensation (Note 10(b) of the audited March 31, 2005 consolidated
financial statements)	74,900
Adjustment for stock-based compensation (Note 10(b) of the audited
March 31, 2005 consolidated financial statements)	(1,704,000)
Deficit, under US GAAP, at December 31, 2005	$(57,605,130)

Mountain Province Diamonds Inc.

Supplement I to the Consolidated Financial Statements

For the Three and Nine Months ended December 31, 2005

(Prepared by Management - Unaudited)

DEFERRED COST ACTIVITY  BREAKDOWN

Gahcho Kué Project

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2005	2004	2005	2004

Activity during the period
Due diligence costs	$3,220	$-	$63,379	$-